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                                                                   Exhibit 23.03

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors Exodus Communications, Inc.

   We consent to the use of our report dated January 25, 2000, except as to
Note 9, which is as of June 20, 2000, relating to the consolidated balance sheets of Exodus Communications, Inc. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' (deficit) equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 1999, and the related financial statement schedule, included herein. We also consent to the references to our firm under the headings "Summary Consolidated Financial Information", "Selected Consolidated Financial Data", and "Experts" in the prospectus.

                                          KPMG LLP

Mountain View, California
August 9, 2000